Exhibit 4.2

TUNIU CORPORATION

Number	Shares
[ ]	- [ ] Class A Ordinary Shares -

Incorporated under the laws of the Cayman Islands

Share capital is US$100,000 divided into (i) 780,000,000 Class A Ordinary Shares of US$0.0001 par value each;

(ii) 120,000,000 Class B Ordinary Shares of US$0.0001 par value each; and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board may determine in accordance with Article 9 of the Articles of Association of the above-named Company.

THIS IS TO CERTIFY THAT [            ] is the registered holder of [                    ] Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the      day of              2014 by:

DIRECTOR